As filed with the Securities and Exchange Commission on August 5, 2004
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933
         For Depositary Shares Evidenced by American Depositary Receipts
                                       of
                           JAPAN AIRLINES CORPORATION
   (Exact name of issuer of deposited securities as specified in its charter)

                                       N/A
                   (Translation of issuer's name into English)

                                      JAPAN
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)
                      One Wall Street New York, N.Y. 10286
                                 (212) 495-1727
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                            New York, New York, 10286
                                 (212) 495-1784
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                              Peter B. Tisne, Esq.
                           Emmet, Marvin & Martin, LLP
                                  120 Broadway
                            New York, New York 10271
                                 (212) 238-3010

         It is proposed that this filing become effective under Rule 466
                           |_| immediately upon filing
                          |_| on ( Date ) at ( Time ).
       If a separate registration statement has been filed to register the
                 deposited shares, check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------------------------
                                                                 Proposed                   Proposed             Amount of
      Title of each class             Amount to be       maximum aggregate price       maximum aggregate       registration
 of Securities to be registered        registered              per unit (1)            offering price (1)           fee
------------------------------------------------------------------------------------------------------------------------------
American    Depositary    Shares  20,000,000 American             $5.00                  $1,000,000.00            $126.70
evidenced       by      American   Depositary Shares
Depositary    Receipts,     each
American     Depositary    Share
representing  Ordinary Shares of
Japan Airlines Corporation
------------------------------------------------------------------------------------------------------------------------------

(1) For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                   ----------

      The prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item - 1.          Description of Securities to be Registered

                              Cross Reference Sheet

                                                    Location in Form of Receipt
Item Number and Caption                             Filed Herewith as Prospectus

1. Name and address of depositary                   Introductory Article

2. Title of American Depositary Receipts            Face of Receipt, top center
and identity of deposited securities

     Terms of Deposit:

     (i) The amount of deposited securities         Face of Receipt, upper right
     represented  by one unit of American           corner
     Depositary Receipts

     (ii) The procedure for voting, if any,         Articles number 15, 16 and
     the deposited securities                       18

     (iii) The collection and distribution          Articles number 4, 12, 13,
     of dividends                                   15 and 18

     (iv) The  transmission of notices, reports     Articles number 11, 15, 16
     and proxy soliciting material                  and 18

     (v) The sale or exercise of rights             Articles number 13, 14, 15
                                                    and 18

     (vi) The deposit or sale of securities         Articles number 12, 13, 15,
     resulting from dividends, splits or            17 and 18
     plans of reorganization

     (vii) Amendment, extension or termination      Articles number 20 and 21
     of the deposit agreement

     (viii) Rights of holders of Receipts to        Article number 11
     inspect the transfer books of the
     depositary and the list of holders of
     Receipts

     (ix) Restrictions upon the right to            Articles number 2, 3, 4, 5,
     deposit or withdraw the underlying             6, 8 and 22
     securities

     (x) Limitation upon the liability of           Articles number 14, 18, 19
     the depositary                                 and 21

3.  Fees and Charges                                Articles number 7 and 8

Item - 2                   Available Information

     Public reports furnished by issuer             Article number 11

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.                  Exhibits

      a. Form of Deposit Agreement dated as of ____________, 2004, among Japan Airlines Corporation, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

      b. Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

      c. Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

      d. Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

Item - 4.                  Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 5, 2004.

                                             Legal   entity   created   by   the
                                             agreement   for  the   issuance  of
                                             American  Depositary  Receipts  for
                                             Ordinary  Shares of Japan  Airlines
                                             Corporation

                                             By: The Bank of New York,
                                                   As Depositary

                                                 By: /s/ Joanne F. DiGiovanni
                                                     ------------------------
                                                 Name: Joanne F. DiGiovanni
                                                 Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, JAPAN AIRLINES CORPORATION has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Japan on August 5, 2004.

                                             JAPAN AIRLINES CORPORATION

                                             By: /s/ Isao Kaneko
                                                 --------------------------
                                             Name: Isao Kaneko
                                             Title: Chairman, JAL Group CEO

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated and on August 5, 2004.

/s/ Isao Kaneko                        /s/ Susumu Miyoshi
-----------------------------          -----------------------------
Isao Kaneko                            Susumu Miyoshi
Chairman, JAL Group CEO                CEO for the Americas, Japan Airlines
                                       International Co., Ltd.
                                       (Authorized U.S. Representative)

/s/ Hidekazu Nishizuka                 /s/ Nobuyoshi Sera
-----------------------------          -----------------------------
Hidekazu Nishizuka                     Nobuyoshi Sera
Executive Vice President               Senior Vice President, Director
Director                               (Principal Financial, Accounting Officer)

                                       /s/ Toshiyuki Shinmachi
-----------------------------          -----------------------------
Takenori Matsumoto                     Toshiyuki Shinmachi
Senior Managing Director               President, Director
Director                               (Principal Executive Officer)

/s/ Katsuo Haneda
-----------------------------
Katsuo Haneda
Senior Vice President
Director

/s/ Toshiki Okazaki
-----------------------------
Toshiki Okazaki
Senior Vice President
Director

/s/ Fumio Tsuchiya
-----------------------------
Fumio Tsuchiya
Senior Vice President
Director

-----------------------------
Shunji Kono
Senior Vice President
Director

-----------------------------
Ken Moroi
Senior Vice President
Director

-----------------------------
Shinobu Shimizu
Senior Vice President
Director

-----------------------------
Mitsuo Komatsubara
Senior Vice President
Director

                                INDEX TO EXHIBITS

Exhibit
Number      Exhibit
------      -------

   1 Form of Deposit Agreement dated as of ____________, 2004, among Japan Airlines Corporation, The Bank of New York as Depositary, and all Owners and holders from time to time of American Depositary Receipts issued thereunder.

   4 Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.